Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2008 (1)	2009 (1)

Net Income	$196	$187
Income taxes	113	88
Capitalized interest	(5)	(3)
	304	272

Fixed charges, as defined:

Interest	182	216
Capitalized interest	5	3
Interest component of rentals charged to operating income	1	—
Total fixed charges	188	219

Earnings, as defined	$492	$491

Ratio of earnings to fixed charges	2.61	2.24
  ________
(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2008 and 2009 is interest expense of $5 million and interest income of $1 million, respectively, which is included in income tax expense.